FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	VODAFONE AND RIM INTRODUCE THE BLACKBERRY STORM2 SMARTPHONE	3

Document 1

VODAFONE AND RIM INTRODUCE THE

BLACKBERRY STORM2 SMARTPHONE

15th October 2009

London, UK and Waterloo, ON, October 15: Vodafone and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry® Storm2™ smartphone for customers in seven European countries as well as South Africa.

The second generation of RIM's innovative and award-winning touch-screen smartphone, the BlackBerry Storm2 significantly improves the BlackBerry® touch-screen platform with new technology and new features to let customers stay easily connected to the people, places and things that matter most.

In the busy holiday gift buying period, customers in the UK and Ireland will be able to get the new smartphone first through Vodafone, and it will be offered exclusively by Vodafone in Germany, Netherlands and Spain.  It will also be made available in France, Italy and South Africa in time for Christmas.

The BlackBerry Storm2 with BlackBerry OS 5 evolves the BlackBerry touch-screen platform with hundreds of hardware and software enhancements.

.Note to editors

The BlackBerry Storm2 smartphone (model 9520) from Vodafone features:

New SurePress Technology
The BlackBerry Storm2 smartphone introduces a new SurePress™ technology based on an electronic suspension system that provides the user with tactile feedback when the touch-screen is pressed. The new system responds equally to gentle pressure applied anywhere on the surface of the screen and makes clicking the display practically effortless. Typing on the smartphone's virtual keyboards is easier, more comfortable and more accurate. The new SurePress technology also allows the user to type a letter with one thumb even while their other thumb may still be touching or resting on another letter, enabling faster typing and multi-key actions such as Shift or Alt -key combinations.

Hardware Features
•	Smooth design and premium finish with sloped edges, chrome accents, glass lens and stainless steel backplate
•	Large (3.25”), dazzling, high resolution 360 x 480 display at 184 ppi
•	Capacitive touch-screen with integrated functions (Send, End, Menu, Escape) and new SurePress technology that makes clicking the display practically effortless
•	Global connectivity support: UMTS/HSPA (2100Mhz), quad-band EDGE/GPRS/GSM and Wi-Fi® (802.11 b/g) networks
•	3.2 MP camera with variable zoom, autofocus, flash and video recording
•	256 MB of Flash memory
•	2 GB of onboard memory storage and a microSD/SDHD memory card slot that supports up to 16 GB cards today and is expected to support 32 GB cards when available
•
Premium and easy-to-access phone features, background noise suppression technology, loud distortion-free speakerphone and face detection (proximity sensor) that prevents accidental clicks and blanks the screen while the user is on the phone

•
Media player for videos, pictures and music, plus BlackBerry® Desktop Manager for both PCs and Macs, and BlackBerry® Media Sync for easily syncing iTunes® and Windows Media® Player music with the smartphone*

•	Vodafone’s music client pre-installed, giving access to an extensive catalogue of artists
•	A 3.5 mm stereo headset jack and dedicated volume controls
•	Bluetooth® (2.1) with support for Secure Simple Pairing, hands-free headsets, stereo headsets, car kits and other Bluetooth peripherals
•	Built-in GPS for maps and other location-based applications, as well as photo geotagging
•
Access to BlackBerry App World™, featuring a broad and growing catalog of mobile applications developed specifically for BlackBerry smartphones. Categories include games, entertainment, IM and social networking, news, weather, productivity and more. Applications developed for the original BlackBerry Storm are fully compatible with the BlackBerry Storm2

•	BlackBerry® Internet Service and BlackBerry® Enterprise Server support
•	Removable, rechargeable 1400 mAhr battery that provides approximately 6 hours of talk time on 3G networks and 280 hours of standby time

BlackBerry OS 5
•
More responsive experience and includes usability and visual enhancements such as inertial scrolling, spin boxes that make it easier to set dates and times, gradient shading on buttons and more use of animation

•	Typing accuracy and selection have been significantly refined
•	BlackBerry® Browser improved with faster JavaScript and CSS processing as well as support for Gears and BlackBerry Widgets
•	Customers running BlackBerry® Enterprise Server 5 will gain the ability to:
-	Set follow-up Flags on the handset like they can in Microsoft® Office Outlook®
-	Manage Microsoft Exchange email folders (Add, Rename, Move, Delete) on the handset
-	Access remote files shares (Windows Shares); Save, View, Edit, and Email documents from remote file shares
-	Forward appointments and view calendar attachments on the handset
-	Benefit from wireless sync improvements for Contacts, including sync for multiple contact folders, personal Distribution Lists and contacts in Public/Shared folders

* Certain music files may not be supported, including files that contain digital rights management technologies.

Pricing

Pricing will be announced by the individual in-country operating companies. As an indication, Vodafone UK will be offering the BlackBerry Storm2 free from £35 per month on a 24-month contract that includes 600 minutes talk-time, unlimited BlackBerry Internet Service, unlimited text messaging, as well as unlimited access to VMI (Vodafone Mobile Internet) and broadband.

For more information please visit www.blackberry.com/storm

For further information:

Vodafone Group
Media Relations
Tel: +44 (0) 1635 664444
Groupmediarelations@vodafone.com

About Vodafone
Vodafone is the world's leading international mobile communications group with approximately 315 million proportionate customers as at 30 June 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Research In Motion
Research In Motion (RIM) is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 15, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations